FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 18 de noviembre de 2015

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N° 18.045, sobre Mercado de Valores, se cumple con comunicarle que el Director Titular del Directorio del Banco Santander-Chile, don Orlando Poblete Iturrate, ha sido designado como miembro del Comité de Directores y Auditoría de la entidad, mediante acuerdo adoptado en la sesión ordinaria de su Directorio, celebrada el día 17 de noviembre en curso, en reemplazo de don Lisandro Serrano Spoerer, con ocasión de su renuncia, anteriormente informada a esa Superintendencia.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

c.c.:	Superintendencia de Valores y Seguros

Bolsas de Valores

Santiago, November 18, 2015

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present:

Ref: Material Event Report

Mr. Superintendent:

In accordance with Articles 9 and 10 of Law 18,045 and the Securities Market, we inform you that a member of the Board of Banco Santander-Chile, Mr. Orlando Poblete Iturrate has been appointed as member of the Audit Committee of this Bank, by a resolution adopted at our latest Board of Directors meeting held on November 17, 2015, replacing Mr. Lisandro Serrano Spoerer due to his resignation, previously reported to the Superintendence.

Sincerely,

Claudio Melandri Hinojosa

General Manager

c.c.:	Superintendencia de Valores y Seguros

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: November 20, 2015